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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 6)

TENDER OFFER STATEMENT
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

WORLD SERVICES, INC.
(Name of Subject Company (issuer))

SUPER 8 MOTEL DEVELOPERS, INC.
(third party offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK
(Title of Class of Securities)

98151p105
(CUSIP Number of Class of Securities)

Mark S. Weitz, Marci K. Winga
Leonard, Street and Deinard Professional Association
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
Tel. (612) 335-1500
Fax (612) 335-1657
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation:*	Amount of filing fee

$2,243,772	$449

*
For purposes of calculating the filing fee only, this calculation assumes the purchase of all 2,639,679 shares of common stock of World Services, Inc. outstanding as of June 30, 2001 at the tender offer price of $0.85 per Share.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$449
Form or Registration No.:	5-62029
Filing Party:	Super 8 Motel Developers, Inc.
Date Filed:	October 2, 2001
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☒

        This Tender Offer Statement on Schedule TO is being filed on behalf of Super 8 Motel Developers, Inc., a South Dakota corporation ("Developers") to amend and supplement Developers' Tender Offer Statement on Schedule TO, originally filed on October 2, 2001 (as amended and supplemented, the "Schedule TO"), with respect to the offer by Developers to purchase all the outstanding shares of common stock, par value $0.001 per share, of the subject company, World Services, Inc., a South Dakota corporation ("World Services"), at a purchase price of (i) $.92 per share if more than 80% of the shares were properly tendered and not withdrawn as of the expiration date; (ii) $.90 per share if more than 70% (but not more than 80%) of the shares were properly tendered and not withdrawn as of the expiration date, and (iii) $.85 per share if 70% or less of the shares were properly tendered and not withdrawn as of the expiration date, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2001, as amended and supplemented (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 11 of the Schedule TO, and is amended and supplemented by the information specifically provided herein.

        The information contained in the Schedule TO and the Offer to Purchase concerning World Services, including the outstanding share information, was taken from World Services' public filings with the Securities and Exchange Commission. Developers takes no responsibility for the accuracy of such information.

ITEM 4.        TERMS OF THE TRANSACTION

Item 1 (Summary Term Sheet), Item 4 (Terms of the Transaction), and Item 8 (Interest in Securities of the Subject Company) are hereby amended and supplemented to add the following:

        On February 22, 2002, Developers completed the Offer for all outstanding Shares of World Services common stock by accepting for payment 2,085,281 Shares, or just under 79.0%, of World Services' outstanding common stock, representing all Shares that were properly tendered on or prior to the expiration of the Offer at 12:00 midnight on February 21, 2002, local time. Payment in the amount of $0.90 per Share for the properly tendered Shares will be made promptly through Wells Fargo Bank, the depositary and paying agent for the Offer. As a result of the completion of the Offer, Developers owns just under 79.0% of the total issued and outstanding Shares of World Services.

ITEM 12.        EXHIBITS.

Exhibit Number		Description
(a)(1)(A)	—	Offer to Purchase dated October 3, 2001.*
(a)(1)(B)	—	Letter of Transmittal.*
(a)(1)(C)	—	Letter to Shareholders dated October 3, 2001.*
(a)(1)(D)	—	Press Release issued by Super 8 Motel Developers, Inc. on October 3, 2001.*
(a)(1)(E)	—	Summary Advertisement published October 3, 2001.*
(a)(1)(F)	—	Letter Agreement effective as of September 10, 2001.**
(a)(1)(G)	—	Release of Escrowed Shares Agreement dated September 25, 2001.***
(a)(1)(H)	—	Supplemental Letter to Shareholders dated October 24, 2001.*
(a)(1)(I)	—	Summary Advertisement published on or about October 29, 2001.*
(a)(1)(J)	—	Press Release issued by Super 8 Motel Developers, Inc. on or about October 29, 2001.*
(a)(1)(K)	—	Supplemental Letter to Shareholders dated December 3, 2001.*
(a)(1)(L)	—	Supplemental Letter to Shareholders dated December 13, 2001.*
(a)(1)(M)	—	Summary Advertisement published on or about December 12, 2001.*
(a)(1)(N)	—	Press Release issued by Super 8 Motel Developers, Inc. on or about December 12, 2001.*
(a)(1)(O)	—	Supplemental Letter to Shareholders dated January 8, 2002.*
(a)(1)(P)	—	Summary Advertisement to be published on or about January 11, 2002.*
(a)(1)(Q)	—	Press Release to be issued by Super 8 Motel Developers, Inc. on or about January 11, 2002.*
(a)(1)(R)	—	Amendment to Letter Agreement effective as of January 2, 2002.*
(a)(1)(S)	—	Amendment to Letter Agreement effective as of January 2, 2002 dated January 8, 2002.*

*
Previously filed.

**
Included as Annex A to the Offer to Purchase previously filed as a part of this Schedule TO.

***
Included as Annex B to the Offer to Purchase previously filed as a part of this Schedule TO.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPER 8 MOTEL DEVELOPERS, INC.
By:	/s/ HARVEY AMAN
Name:	Harvey Aman
Title:	President and Chief Operating Officer
Date:	February 26, 2002

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  ITEM 4. TERMS OF THE TRANSACTION
  Item 1 (Summary Term Sheet), Item 4 (Terms of the Transaction), and Item 8 (Interest in Securities of the Subject Company) are hereby amended and supplemented to add the following
  ITEM 12. EXHIBITS.
SIGNATURE